24002424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68275

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Regulus Financial Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2687 44th St SE, Ste 101
(No. and Street)

Kentwood	MI	49512
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald Carlson	616-485-1131	dcarlson@regalfin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

November 20, 2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Donald Carlson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Regulus Financial Group, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REGULUS FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR YEAR ENDED

DECEMBER 31ST, 2023

REGULUS FINANCIAL GROUP, LLC

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31ST, 2023

CONTENTS

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Regulus Financial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Regulus Financial Group, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Regulus Financial Group, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Regulus Financial Group, LLC's management. Our responsibility is to express an opinion on Regulus Financial Group, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Regulus Financial Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Regulus Financial Group, LLC's financial statements. The supplemental information is the responsibility of Regulus Financial Group, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Regulus Financial Group, LLC's auditor since 2022.

Austin, Texas
February 21, 2024

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31st, 2023

ASSETS

ASSETS:		
Cash and cash equivalents	$	205,517
CRD accounts		275
Receivables:		
Commissions		77,130
Representatives		15,821
Prepaid expenses		84,587
TOTAL ASSETS	**$**	**383,330**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payables:		
Commissions	$	152,104
Accounts Payable		18,724
Affiliated Company		3,416
Accrued Liabilities		23,348
Total Liabilities	**$**	**197,592**
MEMBER'S EQUITY:		
Total Member's Equity	**$**	**185,738**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**383,330**

The accompanying notes to the financial statements are an integral part of these financial statements.

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF OPERATIONS

For the year ended December 31st, 2023

REVENUES:		
Commissions:		
Securities	$	108,759
Insurance-Based Products		3,111,521
Mutual Fund		1,207,815
Other Revenue		249,479
Total Revenues	**$**	**4,677,574**
EXPENSES:		
Representative Compensation	$	3,804,010
Staff Compensation		310,297
Computer and Internet Expenses		256,974
Insurance Expense		68,172
Regulatory Expense		59,050
Brokerage Expense		52,080
Professional Fees		44,235
Rent Expense		31,920
Finance Charges		26,419
Payroll Service Fee		9,913
Office Expense		6,907
Property Taxes		2,513
Consulting Fees		2,384
Telephone Expense		1,628
Marketing and Promotion		1,415
Total Expenses	**$**	**4,677,917**
NET INCOME (LOSS)	**$**	**(343)**

The accompanying notes to the financial statements are an integral part of these financial statements.

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31st, 2023

		Total Member's Equity
Balance at January 1st, 2023	**$**	**186,081**
Net Income (Loss)		(343)
Balance at December 31st, 2023	**$**	**185,738**

The accompanying notes to the financial statements are an integral part of these financial statements.

REGULUS FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31st, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	**$**	**(343)**
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) decrease in:		
Receivables		151,957
Prepaid expenses		(5,553)
CRD account		923
Increase (decrease) in:		
Accounts payable		(3,971)
Commissions payable		(96,637)
Accrued Liabilities		8,171
NET CASH PROVIDED BY OPERATING ACTIVITIES-	**$**	**54,547**
INCREASE IN CASH AND CASH EQUIVALENTS		54,547
CASH AND CASH EQUIVALENTS, Beginning of Year		**150,970**
CASH AND CASH EQUIVALENTS, End of Year	**$**	**205,517**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$	-
Cash paid for income taxes	$	-

The accompanying notes to the financial statements are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Regulus Financial Group, LLC is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

The Company is engaged in business in Michigan and multiple other states as a securities broker-dealer, which comprises several classes of services. The Company clears its securities under a tri-party agreement dated July 4th 2017, with Pershing, LLC and Saxony Securities. The Company offers services through direct relationships with vendors and product sponsors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles, which is required by the SEC and FINRA whereby revenues are recognized in the period earned and expenses when incurred.

b. SECURITIES CLEARING

The Company clears securities through a tri-party agreement with Pershing and Saxony Securities.

The Company also has a clearing agreement with National Securities Clearing Corporation (NSCC) for utilizing the Mutual Fund Services and Insurance and Retirement Processing Services.

c. CONTRACT ASSETS AND LIABILITIES

Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables. Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

d. CASH AND CASH EQUIVALENTS

The statement of cash flow is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e. ACCOUNTS RECEIVABLE

Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms. Commissions receivable are stated at the amount management expects to collect from outstanding balances. The Company establishes an allowance based upon relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company considered the historical evidence and current conditions, and there is not a foreseeable expectation of an event of change that would result in the receivables being paid for less than amortized cost. Accordingly, the Company did not record an allowance for expected credit losses for the year ended December 31st, 2023

f. PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit, which was twelve months for 2023.

g. PROPERTY, EQUIPMENT AND OTHER FIXED ASSETS

Property, equipment and other fixed assets are stated at cost. Depreciation on property and equipment is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Software is amortized on a straight-line basis over a 3-year period from acquisition. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

h. MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles issued by United States of America Financial Accounting Standards Board (FASB) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

i. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

j. FAIR VALUE MEASUREMENTS

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, receivables, prepaid expenses, commissions payable, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

k. REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over the counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table presents our total commission revenue disaggregated by investment product category:

		Twelve Months Ended December 31st, 2023
Equities	$	104,260
Insurance-based Products		3,111,521
Mutual Funds		1,207,814
Debt		4,499
Commission Income	$	4,428,094

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time pf purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category:

		Twelve Months Ended December 31st, 2023
Sales-based:		
Equities	$	104,260
Insurance-based Products		3,111,521
Mutual Funds		489,540
Debt		4,499
Total sales-based revenue	$	3,709,820
Trailing:		
Mutual Funds	$	718,274
Total trailing revenue		718,274
Total commission revenue	$	4,428,094

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Administrative fees are based upon an agreement with Regulus Financial Group, LLC and cover expenses related to both entities, see Note 5 for Related Party Transactions.

Other income is generated by affiliation – fees charged to advisors and marketing reimbursements.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund upfront, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of the securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

3. INCOME TAXES

The Company is a limited liability company. In lieu of federal corporate income taxes, the members are taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authority.

Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31st, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the prior three years remain subject to income tax examinations by the applicable taxing authorities.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the Company to maintain minimum net capital of not less than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31st, 2023, the Company had net capital of $73,486, which was $60,313 in excess of the required net capital of $13,173 and the Company's aggregate indebtedness to net capital ratio was 2.69 to 1.

5. RELATED PARTY TRANSACTIONS

The Company contracts the majority of its employees from Regal Financial Group, LLC and Regal Investment Advisors, LLC under expense sharing agreements. At December 31st, 2023, the Company has related party payable due to Regal Investment Advisors, LLC for $3,416. The Company has recorded a net related party payable of $3,416 on the statement of financial condition at December 31, 2023.

The Company also receives varied communication support services, information technology support services and use of equipment and software from Regal Investment Advisors, LLC. A total of $535,086 was charged to expense and $261,571 was charged against revenue under the expense sharing agreement with Regal Investments Advisors, LLC, for the year ended December 31st, 2023.

The Company signed a one-year agreement for office space from FUJHIMO, LLC, commencing on August 1st, 2023, at a monthly rate of $2,660. This agreement lasts for one year with no renewal options and therefore does not meet the definition of a lease under ASC 842. Rent expense totaled $31,920 for the year ended December 31st, 2023.

The following schedule details future minimum payments as of December 31st, 2023 for the operating agreement:

For the year ending December 31st, 2024:	$	18,620
	$	**18,620**

6. MAJOR PRODUCTS

During the year ended December 31st, 2023, the Company's revenues were substantially from two main product types which accounted for approximately 72% of total revenues; 46% of total revenue was received from three vendors. These two main product types were variable annuities (consisting of new business and trail revenue) and mutual fund trails. Of the outstanding commission receivable, 51% was from three vendors.

7. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2024, the date the financial statements were available to be issued.

8. COMMITMENTS, GUARANTEES, AND CONTINGENCIES

The Company is not aware of any current issues that will have any material effect on the Company's financial position.

The Company provides representation and warranties to the counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company from time to time may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there were no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

9. RECENT ACCOUNTING PRONOUNCEMENTS

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the company's financial position, results of operations or cash flows.

SUPPLEMENTARY SCHEDULES

REGULUS FINANCIAL GROUP, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2023

NET CAPITAL:		
Total member's equity	$	185,738
Total capital qualified for net capital		185,738
Deductions and/or charges:		
Non-allowable assets:		
Receivables:		
Non-allowable commissions		11,569
Representatives		15,821
CRD Accounts		275
Prepaid expenses		84,587
TOTAL NET CAPITAL	**$**	**73,486**
AGGREGATE INDEBTEDNESS:		
Items included in Statement of Financial Condition:		
Accounts payable	$	18,724
Commissions Payable		152,104
Affiliated Company		3,416
Accrued Liabilities		23,348
Deferred Revenue		-
TOTAL AGGREGATE INDEBTEDNESS	**$**	**197,592**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement	$	5,000
Minimum net capital required	$	13,173
Excess net capital	$	60,313
Net capital less 10% of aggregate indebtedness	$	53,727
Ratio: Aggregate indebtedness to net capital		2.69

There is no difference in the above computation in the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report as of December 31, 2023 filed on January 24, 2024.

The accompanying notes to the financial statements are an integral part of these financial statements.

REGULUS FINANCIAL GROUP, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold funds or securities for, or owe money or securities to, customers.

The accompanying notes to the financial statements are an integral part of these financial statements.

REGULUS FINANCIAL GROUP, LLC

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

As at December 31st, 2023

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the Rule and does not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company did not maintain possession or control of any customers' funds or securities.

The accompanying notes to the financial statements are an integral part of these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Regulus Financial Group, LLC

We have reviewed management's statements, included in the accompanying Regulus Financial Group, LLC Management Statement Regarding Exemption From SEC Rule 15c3-3 Year Ended December 31, 2023 in which Regulus Financial Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Regulus Financial Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii). Regulus Financial Group, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2023 without exception.

Regulus Financial Group, LLC is also filing this Exemption Report because Regulus Financial Group, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Regulus Financial Group, LLC, and Regulus Financial Group, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Regulus Financial Group, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Regulus Financial Group, LLC's management is responsible for compliance with the exemption provision and its statements and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regulus Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 21, 2024

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

*REGULUS

Phone: 877.504.7066
Fax: 616.458.7402
2687 44th St. SE
Kentwood, MI 49512

REGULUS FINANCIAL GROUP, LLC
MANAGEMENT STATEMENT REGARDING EXEMPTION FROM SEC RULE 15c3-3
YEAR ENDED DECEMBER 31, 2023

We, as members of management of Regulus Financial Group, LLC (the Company) are responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R §240.17a-5 and the exemption provisions in 17 C.F.R §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation we make the following statements to the best knowledge and belief of the Company:

1. We identified the following provisions of 17 C.F.R §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R §240.15c3-3 (k)(2)(ii).
2. We met the identified exemption provisions throughout the most recent fiscal year ended December 31st, 2023 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Regulus Financial Group, LLC

Don Carlson, President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of Regulus Financial Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Regulus Financial Group, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 21, 2024

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2023

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68275 FINRA DEC
Regulus Financial Group LLC
2687 44th St SE Ste 101
Kentwood, MI 49512-3876

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kelley Luttrull (616) 258-5034

2. A.	General Assessment (item 2e from page 2)	$143
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/28/2023 Date Paid	(101)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	42
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$42

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Regulus Financial Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 15th day of February, 20 24.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2023
and ending 12/31/2023

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,677,574
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,335,213
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Affiliation Fees, Referral Fees, Supervisory Fees (Deductions in excess of $100,000 require documentation)	246,939
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	4,582,152
2d. SIPC Net Operating Revenues	$95,422
2e. General Assessment @ .0015	$143
	(to page 1, line 2.A.)